Mail Stop 3561

July 28, 2006

Mr. Robert J. Ulrich
Chairman of the Board and Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **RE:** **Target Corporation**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
> **Filed April 10, 2006 and June 2, 2006**
> **File No. 1-6049**

Dear Mr. Ulrich:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant